Exhibit 4.3

ISOCKET, INC.

NOTICE OF GRANT OF STOCK OPTION

The Participant has been granted an option (the “Option”) to purchase certain shares of Stock of isocket, inc. pursuant to the isocket, inc. 2009 Equity Incentive Plan (the “Plan”), as follows:

Participant:	«Participant»

Date of Grant:	«Date_of_Grant»

Number of Option Shares:	«Shares», subject to adjustment as provided by the Option Agreement.

Exercise Price:	$«Exercise_Price»

Initial Vesting Date:	The date one (1) year after «Vesting_Commencement_Date»

Option Expiration Date:	The date ten (10) years after the Date of Grant

Tax Status of Option:	Stock Option. (Enter “Incentive” or “Nonstatutory.” If blank, this Option will be a Nonstatutory Stock Option.)

Vested Shares:	Except as provided in the Stock Option Agreement, the number of Vested Shares (disregarding any resulting fractional share) as of any date is determined by multiplying the Number of Option Shares by the “Vested Ratio” determined as of such date as follows:

Vested Ratio

	Prior to Initial Vesting Date	0

	On Initial Vesting Date, provided the Participant’s Service has not terminated prior to such date	1/4

Plus

	For each additional full month of the Participant’s continuous Service from Initial Vesting Date until the Vested Ratio equals 1/1, an additional	1/48

The Exercise Price represents an amount the Company believes to be no less than the fair market value of a share of Stock as of the Date of Grant, determined in good faith in compliance with the requirements of Section 409A of the Code. However, there is no guarantee that the Internal Revenue Service will agree with the Company’s determination. A subsequent IRS determination that the Exercise Price is less than such fair market value could result in adverse tax consequences to the Participant. By signing below, the Participant agrees that the Company, its directors, officers and shareholders shall not be held liable for any tax, penalty, interest or cost incurred by the Participant as a result of such determination by the IRS. The Participant is urged to consult with his or her own tax advisor regarding the tax consequences of the Option, including the application of Section 409A.

By their signatures below, the Company and the Participant agree that the Option is governed by this Grant Notice and by the provisions of the Plan and the Stock Option Agreement, both of which are attached to and made a part of this document. The Participant acknowledges receipt of copies of the Plan and the Stock Option Agreement, represents that the Participant has read and is familiar with their provisions, and hereby accepts the Option subject to all of their terms and conditions.

ISOCKET, INC.	PARTICIPANT

By:
Signature

Its:
Date

Address:	270 East Lane, Suite #2
	Burlingame, CA 94010	Address

ATTACHMENTS:	2009 Equity Incentive Plan, as amended to the Date of Grant; Stock Option Agreement and Exercise Notice